# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TORM plc, CIK 0001655891
CUSIP: G89479102
Title of class of securities: Class A common shares, par value $0.01 per share
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Date of event which requires filing of this statement: 09/29/2025
Amends the filing with accession number 0000905148-18-000162
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- OCM NJORD HOLDINGS S.A R.L: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.43% of the class)
  Comment: The percent of class is calculated based on 97,952,429 shares of Class A common stock, par value $0.01 per share (the "Class A Shares") outstanding as of June 4, 2025, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on June 4, 2025 (the "Form 6-K").
- OAKTREE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.43% of the class)
  Comment: The percent of class is calculated based on 97,952,429 Class A Shares outstanding as of June 4, 2025, as reported in the Issuer's Form 6-K.
- Oaktree Capital Holdings, LLC (CIK 0001790787): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.43% of the class)
  Comment: The percent of class is calculated based on 97,952,429 Class A Shares outstanding as of June 4, 2025, as reported in the Issuer's Form 6-K.
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,581,120; sole dispositive power 0; shared dispositive power 40,581,120; aggregate amount beneficially owned 40,581,120 (41.43% of the class)
  Comment: The percent of class is calculated based on 97,952,429 Class A Shares outstanding as of June 4, 2025, as reported in the Issuer's Form 6-K.

## Item 1. Security and Issuer
Title of class of securities: Class A common shares, par value $0.01 per share
Name of issuer: TORM plc
Address of issuer's principal executive offices: Birchin Court, 20 Birchin Lane, London, United Kingdom (X0), EC3V 9DU
Comment: This Amendment No. 18 ("Amendment No. 18") is being filed solely to amend the description of the Sale and Purchase Agreement (as defined below) in Item 4. Amendment No. 18 is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 5, 2018, as amended by Amendment No. 1 thereto filed March 27, 2020, Amendment No. 2 thereto filed May 19, 2020, Amendment No. 3 thereto filed June 5, 2020, Amendment No. 4 thereto filed June 17, 2020, Amendment No. 5 thereto filed September 14, 2020, Amendment No. 6 thereto filed April 26, 2023, Amendment No. 7 thereto filed June 12, 2023, Amendment No. 8 thereto filed December 4, 2023, Amendment No. 9 thereto filed January 9, 2024, Amendment No. 10 thereto filed January 18, 2024, Amendment No. 11 thereto filed March 14, 2024, Amendment No. 12 thereto filed April 8, 2024, Amendment No. 13 thereto filed June 3, 2024, Amendment No. 14 thereto filed October 3, 2024, Amendment No. 15 thereto filed March 18, 2025, Amendment No. 16 thereto filed September 5, 2025 and Amendment No. 17 thereto filed September 15, 2025 (the "Original 13D," and together with Amendment No. 18, the "Schedule 13D") with respect to the Class A Shares of the Issuer. Except as specifically provided herein, this Amendment No. 18 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 18 shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer is a foreign private issuer as defined in Rule 3b-4 of the Act and its principal executive offices are at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to replace the Item 4 disclosure contained in Amendment No. 17 to the Schedule 13D, filed September 15, 2025, with the following:

On September 11, 2025, OCM Njord Holdings S.a r.l. ("OCM Njord") entered into a sale and purchase agreement dated September 11, 2025 (the "Sale and Purchase Agreement") by and between OCM Njord and Hafnia Limited ("Hafnia" and together with OCM Njord, the "Parties"). Pursuant to the Sale and Purchase Agreement, Hafnia has agreed to buy 14,156,061 Class A Shares (the "Sale Shares") from OCM Njord, at a price of $22.00 per Sale Share, or $311,433,342 in aggregate cash proceeds to OCM Njord (the "Purchase").

The closing of the Purchase is expected to occur before February 11, 2026 (the "Closing"). The Purchase is subject to certain closing conditions, including, but not limited to, (i) the appointment of a nominee, selected by OCM Njord in consultation with Hafnia, as both a director of the Issuer and chair of the Issuer's board of directors, which shall include circumstances where such appointments are made conditional upon and/or are expressed to take effect from or immediately after Closing, (ii) that no new material transactions or arrangements concerning the Issuer that are not on arm's-length terms and with a value in excess of US$1,000,000.00 or in the event of multiple transactions, an aggregate value in excess of US$5,000,000.00, are approved or implemented between the date of the Sale and Purchase Agreement and Closing, (iii) receipt of regulatory approval in Brazil and foreign direct investment authorization in Denmark and (iv) the expiration or early termination of any applicable waiting periods and/or the receipt, approval or clearance by Hafnia under any applicable antitrust law and/or any applicable foreign direct investment law of any jurisdiction and/or pursuant to any other regulatory regime requiring review and approval required by any applicable governmental agency or authority in any jurisdiction.

Between the date of the Sale and Purchase Agreement and Closing, OCM Njord has undertaken not to exercise its shareholder or voting rights to restrict or prevent the Issuer and its direct and indirect subsidiaries from being operated in the ordinary course of their business, or to approve any matters put to the Issuer's shareholders in accordance with Article 137 of the Issuer's articles of association without Hafnia's consent.

OCM Njord has also undertaken to use all reasonable endeavours to procure that, other than with Hafnia's consent: (i) no change is made to the Issuer's dividend policy its financial calendar and the dates for the issuance of its financial statements; (ii) no demerger or spin-out transaction is approved, no new share class is created and/or no amendment, or reclassification, is made to existing share classes; (iii) no transactions or series of connected transactions with an aggregate value in excess of US$1,000,000.00 between the Issuer's group and OCM Njord's group are approved; (iv) no material change to the business of the Issuer group taken as a whole is approved; (v) no sale, in one or a series of connected transactions, of more than 35% of the gross assets of the Issuer group is approved; and (vi) no merger or consolidation, involving a member of the Issuer's group, relating to 50% or more of the gross assets or EBITDA of the Issuer's group is approved. These undertakings are subject to certain exceptions, which include any actions required to comply with applicable law, pre-existing obligations or the terms of the transaction documents. For the avoidance of doubt, the Issuer is not a party to the Sale and Purchase Agreement and has not given any undertakings or commitments thereunder or otherwise in relation to the Purchase.

The foregoing description of the Sale and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sale and Purchase Agreement, a copy of which is attached hereto as Exhibit A and which is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Item 4 is hereby incorporated by reference to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Sale and Purchase Agreement, dated as of September 11, 2025, by and between OCM Njord Holdings S.a r.l. and Hafnia Limited (incorporated by reference to Exhibit A of Amendment No. 17 to the Schedule 13D, filed by the Reporting Persons on September 15, 2025).

## Signatures
- OCM NJORD HOLDINGS S.A R.L: /s/ Martin Eckel, Martin Eckel / Manager (09/29/2025)
- OAKTREE CAPITAL MANAGEMENT GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (09/29/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (09/29/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (09/29/2025)